SELECT*ANNUITY II
SELECT*ANNUITY III

INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACTS
issued by
ReliaStar Life Insurance Company
and its
ReliaStar Select Variable Account

Supplement Dated December 17, 2014

This supplement updates and amends certain information contained in your current prospectus and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION REGARDING THE
VY® PIMCO BOND PORTFOLIO

On April 28, 2008, the Subaccount that invests in the VY® PIMCO Bond Portfolio was closed to new investors and to new investments by existing investors. Contract owners who have Contract Value allocated to the Subaccount that invests in the VY® PIMCO Bond Portfolio may leave their Contract Value in that Subaccount but future allocations and transfers into it will be prohibited.

Effective on or about December 12, 2014, the VY® PIMCO Bond Portfolio will be renamed Voya Aggregate Bond Portfolio and Voya Investment Management Co. LLC will replace Pacific Investment Management Company LLC as subadvisor. Information about the VY® PIMCO Bond Portfolio appearing in any prospectus supplement is deleted and replaced with the following:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Aggregate Bond Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.

NOTICE OF AND IMPORTANT INFORMATION ABOUT UPCOMING FUND REORGANIZATIONS

> *The following information only affects you if you currently invest in or plan to invest in the subaccounts that correspond to the Voya Global Resources and Voya International Value Portfolios.*

The Boards of Trustees of Voya Investors Trust and Voya Variable Products Trust approved separate proposals to reorganize certain funds. Subject to shareholder approval, effective after the close of business on or about March 6, 2015, (the "Reorganization Date"), the following Merging Funds will reorganize with and into the following Surviving Fund:

Merging Funds	Surviving Fund
Voya Global Resources Portfolio (Class I)	Voya Global Value Advantage Portfolio (Class I)
Voya International Value Portfolio (Class I)[1]	

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, you may transfer amounts allocated to a Subaccount that invests in a Merging Fund to any other available Subaccount or to the Fixed Account. **See the Transfers section of your Contract prospectus for information about making Subaccount transfers, including applicable restrictions and limits on transfers.**

On the Reorganization Date. On the Reorganization Date, your investment in a Subaccount that invests in a Merging Fund will automatically become an investment in the Subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your Contract Value immediately before the reallocation will equal your Contract Value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Funds will no longer be available through your Contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the Subaccount that invests in the Voya Global Resources Portfolio will be automatically allocated to the Subaccount that invests in the Voya Global Value Advantage Portfolio. **See the Transfers section of your Contract prospectus for information about making Fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 5050, Minot, ND 58702-5050, 1-877-884-5050.

NOTICE OF AN UPCOMING FUND ADDITION

In connection with the upcoming Fund mergers involving the Voya Global Resources and Voya International Value Portfolios referenced above, effective on the Reorganization Date Class I shares of the Voya Global Value Advantage Portfolio will be added to your Contract as a replacement investment option.

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[1] On April 28, 2006, the Subaccount that invests in the Voya International Value Portfolio was closed to new investors and to new investments by existing investors.

Please note the following information about the Voya Global Value Advantage Portfolio:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Global Value Advantage Portfolio (Class I)	Seeks long-term growth and capital income.
Investment Adviser: Voya Investments, LLC	
Subadvisers: Voya Investment Management Co. LLC	

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 5050
Minot, ND 58702-5050
1-877-884-5050

If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.

IMPORTANT INFORMATION ABOUT THE COMPANY

Information about the ReliaStar Life Insurance Company in your Contract prospectus is deleted and replaced with the following:

ReliaStar Life Insurance Company ("ReliaStar Life," "we," "us," "our," and the "company") issues the Contracts described in the prospectus and is responsible for providing each Contract's insurance benefits. All guarantees and benefits provided under the Contracts that are not related to the Variable Account are subject to the claims paying ability of the company and our general account. We are a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya^{TM}"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of November 18, 2014, ING's ownership of Voya was approximately 19%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.